FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March 2006

Commission File Number: 0-13742

Océ N.V.

(Translation of registrants name into English)

St. Urbanusweg 43, Venlo, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

          Form 20-F: ☑                                                                 Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes: ☐                                                                          No: ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCÉ N.V.

By:	/s/ R.L. van Iperen
Chairman of the Board of Executive Directors (Principal Executive Officer)

Dated: March 8, 2006

EXHIBIT INDEX

Exhibit No.	Exhibit Name
99.1	Press Release issued March 6, 2006

Exhibit 99.1

Changes in the Supervisory Board of Océ N.V.

At the Annual General Meetings of Shareholders on April 20, 2006 Océ N.V. will propose several changes in the composition of the Board of Supervisory Directors.

On May 1, 2006 Mr. Harry Pennings will step down from the Supervisory Board, of which he has been a member since 1998. His departure marks the end of a lengthy and distinguished career with Océ.

The Company would like to express its gratitude for his tremendous contribution, which has been of great value.

Mr. Pieter Bouw will likewise step down as a Supervisory Director of Océ N.V. on May 1, 2006.

Mr. Bouw has been a member of the Supervisory Board since 1998.

We owe him a great debt of gratitude for the outstanding role he played in a supervisory capacity during this period.

At the Annual General Meeting of Shareholders on April 20, 2006 Messrs. Peter Elverding, Chairman of the Executive Board of Koninklijke DSM N.V., and Gerard van de Aast, member of the Executive Board of Reed Elsevier N.V., will be proposed for nomination as members of the Board of Supervisory Directors of Océ N.V. with effect from May 1, 2006.

“Peter Elverding and Gerard van de Aast will both bring our Company a wealth of international experience and excellent business insight,” said Supervisory Board Chairman Joep Brentjens.

Apart from being Chairman of DSM N.V., Mr. Elverding is also Chairman of the European Chemical Industry Council, Vice-Chairman of the Supervisory Board of Nederlandsche Bank N.V., a member of the Managing Board of VNO-NCW (the Confederation of Netherlands Industry), a Supervisory Director of VNU N.V. and Chairman of the Supervisory Board of the University of Maastricht.

Mr. Van de Aast is also a Director of Reed Elsevier Group PLC and CEO of Reed Business. Before joining the Executive Board of Reed Elsevier, Mr. Van de Aast gained wide experience in Europe and the United States in executive posts in the computer industry, including posts with Digital Equipment Corporation and Compaq Computer Corporation.

March 6, 2006

Océ N.V.,Venlo, the Netherlands

For further information:

Investor Relations:	Press:

Pierre Vincent Senior VP Investor Relations	Jan Hol, Senior VP Corporate Communications
Telephone +31 77 359 2240	Telephone + 31 77 359 2000
E-mail investor@oce.com	E-mail jan.hol@oce.com

Océ N.V.
P.O. Box 101, 5900 MA Venlo, the Netherlands
Telephone # 31 77 359 2240
Océ investor information on Internet: http://www.investor.oce.com